FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 28, 2025, announcing that Gilat Receives $4M in Orders for Advanced Portable Satellite Terminals from Global Defense Customers.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated January 28, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat Receives $4M in Orders for Advanced Portable
Satellite Terminals from Global Defense Customers

Gilat’s Portable Terminals Deliver Exceptional Performance, Durability
and Ease of Deployment

Petah Tikva, Israel, January 28, 2025 —Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that its wholly owned US-based subsidiary, Gilat DataPath, has been awarded $4M contracts from global Defense customers. These orders, for the company’s CCT200, CCT120 and QCT90 portable terminals, are slated for delivery over the next 12 months.

Gilat DataPath’s C-Series and Q-Series Portable Satellite Antenna Terminals (PSATs) are renowned for their robust performance and rugged design. Engineered to withstand harsh environmental conditions such as wind, rain, dust, and extreme temperatures, these terminals are rigorously tested to meet the MIL-STD-810G standard while maintaining a compact and sleek design.

The advanced antenna technology powering the CCT200, CCT120, and QCT90 ensures reliable, high-speed connectivity in even the most challenging operational environments. These follow-on orders reflect the continued trust and satisfaction of defense organizations worldwide with Gilat DataPath’s solutions.

“The global defense landscape demands reliable, high-performance communication solutions capable of operating seamlessly under extreme conditions,” said Nicole Robinson, President of Gilat DataPath “Gilat DataPath portable SATCOM terminals are meticulously designed to meet these requirements, offering exceptional durability, ease of transport, and operational simplicity. These terminals empower Ministries of Defense with the critical connectivity they need to support diverse and dynamic military operations.”

Gilat DataPath innovative SATCOM solutions continue to strengthen its position as a trusted partner for defense organizations around the globe, ensuring mission-critical communications are always within reach.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Gilat’s  proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen and the instability in the middle east; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Alliance Advisors:
GilatIR@allianceadvisors.com
Phone: +1 212 838 3777